UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 5)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Kabushiki Kaisha CFS Corporation
Kabushiki Kaisha AIN PHARMACIEZ

(Names of Subject Company)

CFS Corporation
AIN PHARMACIEZ INC.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

CFS Corporation
AIN PHARMACIEZ INC.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

CFS Corporation
Attn.: Nobue Sato
General Manager
General Administrative Division
Shinyokohama Mineta Bld. 5F, 3-19, Shinyokohama 2-chome,
Kohoku-ku, Yokohama-shi, Kanagawa 222-0033
Japan
(phone number: 81-45-476-7474)

AIN PHARMACIEZ INC.
Attn.: Masato Sakai
Director
Corporate Planning Division
2-1, Higashinaebo 5-jo 1-chome,
Higashi-ku, Sapporo-shi, Hokkaido 007-0805
Japan
(phone number: 81-11-783-5681)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of a press release dated October 5, 2007 of CFS Corporation ("CFS") and AIN PHARMACIEZ INC. ("AIN PHARMACIEZ") announcing the establishment of a holding company.[1]
2	English translation of a press release dated November 6, 2007 of CFS and AIN PHARMACIEZ announcing their preparation of a stock-transfer plan and details regarding the establishment of a holding company.[2]
3	English translation of a press release dated December 13, 2007 of CFS explaining the share transfer ratio and announcing its analysis on the proposal made by AEON Co., Ltd. on November 16, 2007.[3]
4	English translation of a press release dated December 20, 2007 of CFS expressing an opinion against the proxy solicitation announced by AEON Co., Ltd. on December 17, 2007.[4]
5	English translation of the Notice dated December 28, 2007 of the Extraordinary Meeting of Shareholders of CFS.[5]
6	English translation of the Notice dated December 28, 2007 of the Extraordinary Meeting of Shareholders of AIN PHARMACIEZ.[6]
7	English translation of the Notice dated January 9, 2008 of CFS explaining merits of the proposed business integration with AIN PHARMACIEZ.

(b) Not applicable.

[1] Previously furnished to the Commission as part of Form CB on October 5, 2007.

[2] Previously furnished to the Commission as part of Form CB Amendment No. 1 on November 6, 2007.

[3] Previously furnished to the Commission as part of Form CB Amendment No. 2 on December 13, 2007.

[4] Previously furnished to the Commission as part of Form CB Amendment No. 3 on December 21, 2007.

[5] Previously furnished to the Commission as part of Form CB Amendment No. 4 on December 28, 2007.

[6] Previously furnished to the Commission as part of Form CB Amendment No. 4 on December 28, 2007.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the notice included as Exhibit 7.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of CFS and AIN PHARMACIEZ has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 5, 2007.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CFS Corporation

By: Kenji Ishida
Name: Kenji Ishida
Title: Chairman, President & CEO

Date: January 10, 2008

TOKYO:35767.1

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AIN PHARMACIEZ INC.

By: ____________________________
Name: Kiichi Ohtani
Title: President

Date: January 10, 2008

EXHIBIT 7

The following is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

To Our Shareholders

Overcoming Our Business Challenges by Business Integration

—— Realizing Improvement of Shareholder Value ——

January 9, 2008

CFSコーポレーション

Notes

Content included herein are our reasonable determinations based on currently available information regarding our company, AIN PHARMACIEZ and new joint holding company with partially subjective assumptions. The actual results in the future may differ substantially depending on various factors.

In principle, we have used information regarding companies other than the parties or the new joint holding company, etc. as they are available to the general public. We have not reviewed and do not guarantee the accuracy or completeness of such information.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Until last year

- **Error in sales policy**
  - Delay in vitalizing the existing stores due to focus on new efforts
  - Excessive strengthening of high value-added products, decrease in number of customers visiting the stores due to inadequate effort regarding prices of A-ranked products※
- **Errors in investment and store-opening policies**
  - Increase of cost due to excessive capital expenditures not meeting sales
  - Deterioration of profitability due to opening of small-scale stores in high-cost locations
- **Increase of cost due to excessive new efforts**
  - Dispersing of human resources due to our efforts with Daiei
  - Excess personnel and facilities at health-related sales floors

※Products used daily by our customers
(E.g. Household goods, detergents, drinks, etc.)

Change in policies

Our measures this year

- **Change of sales policy**
  - Improving sales amounts per area (*tsubo*) by changing our sales promotion and sales floors corresponding to characteristics of local communities with focus on life-styles of customers
  - Changing the prices of our A-ranked products to a competitive level vis-à-vis our competitors
- **Change of investment and store-opening policies**
  - Suppressing and improving efficiency of store-opening costs
  - Developing, reinforcing and strengthening of store network such as closing and relocating of underperforming stores
  - Promotion of store development with focus on standardization of store specifications corresponding to characteristics of locations and simplification of designs
- **Ensuring customer-based viewpoints**
  - Appropriate field-oriented allocation of human resources
  - Concentrate costs to efforts directly addressing our customer demands

History of year-to-year comparison of sales amounts for the 2 most recent years (individual basis)



Year-to-year comparison
for existing stores
Over 100% for
3 consecutive months
%
110
105
100
95
90
85
March
May
July
September
November
January
March
May
July
September
November
Announcement of
the integration plan
Existing Stores
All stores

History for this business year on a quarterly basis (consolidated basis)



[Unit : Million JPY]
300
200
100
0
-100
-200
-300
Operating Income
Current Income
Net income
-174
-183
-239
172
204
17
247
262
188
1st quarter
2nd quarter
3rd quarter
Third quarter Current income
Improvement of JPY 0.4 billion
compared to the year before

■ Drugstore business

- **Reinforcement and strengthening of store network**

  ⇒We plan to close or relocate 15 underperforming stores in '08 and 25 stores in the next 3 years
- **Promotion of stores with adjoining pharmacies**

  ⇒Adjoining rate of over 50% in the next 3 years
- **Renovation of all stores to comply with the amended Pharmaceutical Law**

  ⇒To be conducted in the business year 2008
- **Strengthening of human resources and customer services to reinforce our counseling functions**

  ⇒Securing of pharmacists, and introduction and implementation of new training system
- **Improvement of safety and efficiency by standardization of operations**

  ⇒Introduction of cutting-edge prescription system

■ Food business

- **Suppress opening of new stores for the foreseeable future and promote closing of underperforming stores**

  ⇒We plan to close 2 stores in '08 and 5 stores in the next 3 years
- **Promote reconstruction of old core stores and strengthen the customer attractiveness of each store** ⇒Mishima-Hirokoji store, Kannami store, Numazu-Kanuki store, Shizuoka-Toyoda store, etc.
- **Renovation of existing stores for the purpose of strengthening prepared food and fresh products** ⇒3～5 stores each year
- **Expansion of healthcare products and strengthening of convenience through development of registered distributors**

  ⇒Distribution of information regarding medicinal food not available to competitors
- **Improvement of product marketability and profitability through PB products**

  ⇒Assortment of goods satisfying our customer needs and setting of affordable prices

Affected amount of profits by stores planned to be closed

Profits and number of stores based on sectors in our plan for this business year

【Unit: Million JPY】

Revenue from sales	143,000		102,000	41,000
Operating income	500	−3,500	3,900	100
Number of stores	285		260	25

Profits and number of stores of stores planned to be closed out of the above

【Unit: Million JPY】

Revenue from sales	10,500		4,600	5,900
Operating income	−940		−440	−500
Number of stores	30		25	

Matters to be addressed in business year 2008

- We will adapt to the amended Pharmaceutical Law and place prescription as core business to differentiate ourselves from our competitors
- We will secure the number of pharmacists necessary for business activities in the coming three years



2008
2009
2010
2011
2012
2013
April: revision in drug prices
April: revision in drug prices
April: revision in drug prices
April: revision in drug prices
April: revision in drug prices
Generic prescription will become possible as a general rule
Implementation of the amended Pharmaceutical Law (commencement of registered distributor system)
No new graduates due to transition to six year system in pharmacy department (2 years)
Necessary to secure pharmacists for three years worth in the recruitment in business year 2008
Renovation of all stores to comply with the amended Pharmaceutical Law
Percentage of adjoined pharmacies
24%
35%
50%
Promotion of stores

Note: generic is a collective term for cheaper subsequently developed medical drugs and products.

CFS Corporation

1. To become a company with strong earning power and balance sheet

- We will become a company with a strong earning power and balance sheet through structured reorganization of drug stores and supermarkets based on the strengthening of earning/financial basis through the business integration.

2. We will be able to secure pharmacists advantageously

- New graduate pharmacists for business year 2008 planning to enter the Company is **25**, compared to **380** for Ain Pharmaciez

(Due to the general tendency for pharmacy students to concentrate in specialized pharmaceutical companies where higher skills can be acquired, in light of the transition to a 6 year system for the pharmaceutical department)

3. Prescription will become the core for drug stores

- We will be able to establish higher credibility for prescription with the introduction of an advanced pharmacy system
- We will be able to share an advanced pharmacist training system
- We will be able to maintain high earning power by covering the decrease in earnings to be expected due to revision in drug prices each year by establishing the highest buying power in Japan

The value of a share will not change even if the number of shares decrease (amounts indicated in circles: aggregate market value share value as of October 3, 2007**)**

1,000 shares of the Company will become 300 shares of the new company.

However, because the number of shares issued will be reduced, the value per share will rise and the aggregate value will not change theoretically.



CFS Shares
JPY 12.6 billion
29,911,678 shares
JPY 421 per share
12% increase
JPY 14.1 billion
8,973,503 shares
JPY 1,574 per share
Shares of the New Company
JPY36.4 billion in aggregate
Aggregate market value remains the same
Aggregate for the new company
JPY 36.4 billion
23,126,573 shares
JPY 1,574 per share
AIN Shares
JPY 23.8 billion
11,322,456 shares
JPY 2,100 per share
6.3% decrease
JPY 22.3 billion
14,153,070 shares
JPY 1,574 per share

Note: The share value of the new company is not for the time of the integration and establishment, but a theoretical figure calculated as of October 3, 2007.



Hundred million yen
Hundred million yen
1,200
1,000
800
600
400
200
0
net sales
60
50
40
30
20
10
0
current income / net sales
Net Sales
Current Income
Net Income
year 2000
year 2002
year 2004
year 2006
year 2008

1. Growth in sales

Average of most recent 5 years 125%

(Forecast figure is used for FY2008)

2. Profit for the current term

FY2007 JPY1.01 billion

Interim period for FY 2008 JPY 0.73 billion

3. Number of stores

FY2007 296 Stores

Interim Period for FY 2008 394 Stores

(large expansion through acquisition of Asahi Pharmacy in May 2007)

END